Exhibit 99.1

T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

March 28, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON WELCOMES TWO NEW BOARD MEMBERS

Vancouver, BC – March 28, 2011 – Levon Resources Ltd. ("Levon") Levon is pleased to announce the appointment of Mr. Robert Cameron and Mr. Geoff Chater from Valley High Ventures to the Board of Directors of Levon Resources Ltd . Ron Tremblay, President and CEO of Levon stated: “We are looking forward to continuing to work with Rob and Geoff and having their input and support in the continued development of the Cordero project.”

Mr. Robert Cameron

Mr. Cameron is a graduate of Carleton University and a member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Cameron has over 27 years of experience in the mining industry. He has recently held the position of CEO of Valley High Ventures.  Mr. Cameron was a mining analyst for Research Capital Inc. and held the position of Vice President and Manager of Exploration for Phelps Dodge Corporation of Canada Limited (a subsidiary of Freeport McMoran Copper and Gold Inc.). Mr. Cameron's career includes all aspects of mining and exploration throughout the world including North and South America, Asia and Europe. Mr. Cameron is also a qualified person for the purposes of NI 43-101.  Mr. Cameron also serves as a Director of Bearing Resources Ltd.

Mr. Geoff Chater

Mr. Chater is a graduate of Texas Christian University, who holds a B.Sc in Geology, and has over 22 years of experience in the mining industry. Mr. Chater is the principal of Namron Advisors, a capital markets consultancy. From 1999 to 2008, Mr. Chater held the position of Corporate Relations Manager for copper producer First Quantum Minerals Ltd. During his career, Mr. Chater has held similar positions with Greystar Resources Ltd., Nevada Pacific Gold Ltd., Eldorado Gold Corporation, Fairbanks Gold Corporation and Ivanhoe Capital Corporation. Mr. Chater also serves as a Director of Bearing Resources Ltd, Kiska Metals Ltd. and Esperanza Resources Corp.

About Levon:

Levon Resources is a precious and base metals exploration company focused on exploring and developing the Cordero silver, gold, zinc and lead project in the state of Chihuahua, Mexico. The company also holds the Norma Sass and Ruf claims, located in the heart of Nevada’s Cortez Gold Trend near Barrick Gold’s Pipeline gold mine, and key land positions in the productive Bralorne gold camp of southwest British Columbia, Canada

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”
______________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.